SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 32)
Century Properties Fund XIV

(Name of Issuer)
Limited Partnership Units

(Title of Class of Securities)
None

(CUSIP Number)
Mr. Steve Cordes
Senior Vice President
Apartment Investment and Management Company
55 Beattie Place
P.O. Box 1089
Greenville, South Carolina 29601
Telephone: (864) 239-1000
with a copy to:
M. Todd Wade
Bryan Cave LLP
1201 West Peachtree Street, NW, Fourteenth Floor
Atlanta, Georgia 30309
Telephone: (404) 572-6600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
February 23, 2009

(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.
(Continued on following pages)

CUSIP No.	Not Applicable	13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS: AIMCO PROPERTIES, L.P.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 84-1275721

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		46,528.05 Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

46,528.05 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

46,528.05 Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 71.8%

14	TYPE OF REPORTING PERSON

PN

CUSIP No.	Not Applicable	13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON:

AIMCO-GP, INC. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		46,528.05 Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

46,528.05 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

46,528.05 Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 71.8%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	Not Applicable	13D	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON: APARTMENT INVESTMENT AND MANAGEMENT COMPANY

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 84-1259577

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		46,528.05 Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

46,528.05 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

46,528.05 Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 71.8%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	Not Applicable	13D	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON: AIMCO IPLP, L.P.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		29,566.62 Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

29,566.62 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,566.62 Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 45.6%

14	TYPE OF REPORTING PERSON

PN

CUSIP No.	Not Applicable	13D	Page 6 of 9 Pages

1	NAME OF REPORTING PERSON: AIMCO/IPT, INC.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		29,666.62 Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

29,666.62 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,666.62 Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 45.8%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	Not Applicable	13D	Page 7 of 9 Pages

1	NAME OF REPORTING PERSON: MADISON RIVER PROPERTIES, L.L.C.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,925.57 Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

2,925.57 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,925.57 Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 4.5%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	Not Applicable	13D	Page 8 of 9 Pages
Item 1. Security and Issuer
     The name of the issuer is Century Properties Fund XIV, a California limited partnership (the “Partnership”), and the address of its principal executive offices is 55 Beattie Place, P.O. Box 1089, Greenville, SC 29602. The title of the class of equity securities to which this statement relates are the units of limited partnership interest of the Partnership (the “Units”).
     This Amendment No. 32 (this “Amendment”) amends Item 4 of the Statement on Schedule 13D filed previously by AIMCO Properties, L.P. or certain of its affiliates.
Item 4. Purpose of Transaction.
     Item 4 is hereby amended by adding the following paragraph:
     Fox Capital Management Corporation, a California corporation, and Fox Realty Investors, a California general partnership, are the general partners of the Partnership. The Partnership owns a 100% interest in Century Sun River, Limited Partnership, an Arizona limited partnership (the “Seller”), which owns Sun River Village Apartments (“Sun River”), a 334-unit apartment complex located in Tempe, Arizona. On February 23, 2009, the Seller entered into a Purchase and Sale Contract (the “Purchase Agreement”) with a third party, Sierra Realty & Management, LLC, an Illinois limited liability company (the “Purchaser”), to sell Sun River to the Purchaser for a total sales price of $19,200,000.
Item 7. Material to be Filed as Exhibits.
Exhibit 7.1	Agreement of Joint Filing, dated, March 5, 2009.

Exhibit 10.1	Purchase and Sale Contract between Century Sun River, Limited Partnership, an Arizona limited partnership and Sierra Realty & Management, LLC, an Illinois limited liability company, dated February 23, 2009 (incorporated by reference to Exhibit 10.6 of the Partnership’s report on Form 8-K filed with the Securities and Exchange Commission on February 26, 2009).

CUSIP No.	Not Applicable	13D	Page 9 of 9 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 5, 2009

AIMCO PROPERTIES, L.P.

By:	AIMCO-GP, INC. (General Partner)

AIMCO-GP, INC.

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

AIMCO IPLP, L.P.

By:	AIMCO/IPT, Inc. (General Partner)

AIMCO/IPT, INC.

MADISON RIVER PROPERTIES, L.L.C.

By:	AIMCO IPLP, L.P. (Member)

By: AIMCO/IPT, Inc. (General Partner)

By:	/s/ Steve Cordes Senior Vice President of each of the foregoing entities